UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-34225

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower
No. 35 Xueyuan Road, Haidian District
Beijing 100191, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is being incorporated by reference into the registrant’s Registration Statement on Form S-3 (File No. 333-166948), filed with the Securities and Exchange Commission on May 19, 2010.

Third-Quarter 2012 Results

Vimicro International Corporation (“Vimicro” or the “Company”) reports its unaudited financial results for the third quarter ended September 30, 2012.

Net revenue in the third quarter of 2012 was $21.7 million, as compared to net revenue from continuing operations of $19.5 million in the second quarter and $18.9 million from continuing operations in the year-ago quarter. (Results for the third quarter of 2011 and the second and third quarters of 2012 have been adjusted to reflect the divestiture of certain business lines.) The 14.9% year-over-year revenue increase was due to an increase in sales in both product lines, reflecting more managerial and operating resources allocated to our continuing operations after the business disposals.

Gross profit in the third quarter was $8.3 million, as compared with $6.0 million in the year-ago quarter.  The gross margin in the third quarter was 38.0%, as compared with 31.8% in the year-ago quarter and 36.5% in the second quarter, reflecting higher gross margin yielded from some new products.

Operating expenses in the third quarter were $6.8 million, as compared to $11.3 million in the year-ago quarter.  Operating expenses decreased year-over-year, due to the Company’s divestiture of under-performing businesses and an increase in focus on its two continuing business lines. The Company recorded an operating income of $1.5 million, as compared to a loss of $5.3 million in the year-ago quarter.

Vimicro remained profitable on a non-GAAP basis in the third quarter, and non-GAAP net income from continuing operations attributable to Vimicro International Corporation was $2.9 million, or approximately $0.09 per ADS on a diluted basis, as compared to a non-GAAP net loss from continuing operations attributable to Vimicro of $1.7 million, or $0.05 per ADS in the year-ago quarter.  The non-GAAP net income attributable to Vimicro International Corporation excludes $0.4 million of non-cash, share-based compensation.  In the third quarter, Vimicro recorded a net income attributable to Vimicro of $2.9 million, or $0.10 per ADS on a diluted basis, as compared to a loss of $5.3 million, or $0.14 per ADS in the year-ago quarter.

As of September 30, 2012, the Company had cash and cash equivalents of approximately $33.2 million and restricted cash of $5.2 million, totaling $38.4 million. Total current assets were approximately $91.8 million. Vimicro had a working capital of approximately $64.7 million, and long-term bank loans of $4.7 million on its balance sheet, as of September 30, 2012.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributed to Vimicro International Corporation and non-GAAP diluted net income /(loss) from continuing operations per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expense. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non- GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China, which was RMB 6.3410 to $1.00 on September 28, 2012.

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of shares data)

	9/30/2012	12/31/2011
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	33,192	49,227
Restricted cash	5,201	3,520
Accounts and notes receivable, net of provision for doubtful accounts of $2,070 and $1,822 as of September 30, 2012 and December 31, 2011, respectively	23,126	17,895
Amounts due from related party	7,580	4,831
Inventories	12,886	18,734
Prepayments and other current assets, net of provision for doubtful accounts of $305 and $162 as of September 30, 2012 and December 31, 2011, respectively	2,994	4,057
Asset held-for-sale	6,474	0
Deferred tax assets	357	356
Total current assets	91,810	98,620
Investment in an unconsolidated affiliate	5,612	1,520
Property, equipment and software, net	16,337	14,266
Land use rights	14,675	21,488
Deferred tax assets-non current	112	112
Other assets	1,535	1,291
Total assets	130,081	137,297

Liabilities and Equity

Current liabilities:

Accounts payable	5,111	9,280
Notes payable	0	1,013
Amounts due to related party	672	963
Taxes payable	2,835	1,209
Advances from customers	230	1,916
Accrued expenses and other current liabilities	8,436	8,333
Deferred government grant	9,841	5,910
Total current liabilities	27,125	28,624
Non-current liabilities:
Deferred tax liabilities	33	33
Product warranty	424	300
Long-term bank loan	4,731	0
Total liabilities	32,313	28,957

Commitments and contingencies

Equity:
Ordinary shares,$0.0001 par value, 500,000,000 shares authorized, 118,231,636 and 139,953,296 shares issued and outstanding as of September 30, 2012 and December 31, 2011, respectively	15	15
Additional paid-in capital	160,612	158,879
Treasury stock	(13,254)	(6,490)
Accumulated other comprehensive income	12,695	12,850
Accumulated deficit	(83,704)	(82,630)
Statutory reserve	2,782	2,782
Total equity attributable to Vimicro International Corporation	79,146	85,406
Non-controlling interest	18,622	22,934
Total equity	97,768	108,340

Total liabilities and equity	130,081	137,297

Vimicro International Corporation

Consolidated Statement Of Comprehensive Income/ (loss)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	2012 Q3	2012 Q2	2011 Q3
	(unaudited)	(unaudited)	(unaudited)

Net revenue	21,748	19,519	18,921

Cost of revenue	(13,490)	(12,404)	(12,905)

Gross profit	8,258	7,115	6,016

Operating expenses:
Research and development, net	(1,840)	(2,842)	(5,308)
Selling and marketing	(2,484)	(2,159)	(3,261)
General and administrative	(2,452)	(3,047)	(2,758)
Total operating expenses	(6,776)	(8,048)	(11,327)
Income/(loss) from operations	1,482	(933)	(5,311)

Other income:
Interest income	3	125	210
Foreign exchange gain/(loss), net	(87)	(159)	617
Others, net	1	1	5

Income/ (loss) before income taxes and share of profit/ (loss) of an unconsolidated affiliates	1,399	(966)	(4,479)

Income tax (expense)/ beneifit	(227)	(175)	37

Net income/ (loss) before share of profit/ (loss) of an unconsolidated affiliates	1,172	(1,141)	(4,442)

Net income/ (loss) from continuing operations	1,172	(1,141)	(4,442)

Income/ (loss) from discontinued operations, net of income tax	494	(699)	(2,920)

Net income/ (loss)	1,666	(1,840)	(7,362)

Loss attributable to non-controlling interest	(1,277)	(1,497)	(2,096)

Income/ (loss) attributed to Vimicro International Corporation	2,943	(343)	(5,266)

Income/ (loss) per share
continuing operations
Basic	0.02	0.00	(0.02)
Diluted	0.02	0.00	(0.02)
discontinued operations
Basic	0.00	0.00	(0.02)
Diluted	0.00	0.00	(0.02)
Income/ (loss) per share
Basic	0.02	(0.00)	(0.04)
Diluted	0.02	(0.00)	(0.04)

Income/ (loss) per ADS
continuing operations
Basic	0.08	0.01	(0.06)
Diluted	0.08	0.01	(0.06)
discontinued operations
Basic	0.02	(0.02)	(0.08)
Diluted	0.02	(0.02)	(0.08)
Income/ (loss) per ADS
Basic	0.10	(0.01)	(0.14)
Diluted	0.10	(0.01)	(0.14)

Weighted average number of ordinary shares outstanding
Basic	118,625,664	121,877,701	146,852,718
Diluted	121,700,752	121,877,701	146,852,718
Weighted average number of ADS outstanding
Basic	29,656,416	30,469,425	36,713,179
Diluted	30,425,188	30,469,425	36,713,179

Other comprehensive income/ (loss):
Foreign currency translation adjustment	(254)	(175)	1,176

Comprehensive income/ (loss)	1,412	(2,015)	(6,186)
Comprehensive income/ (loss) attributable to non-controlling interest	(1,535)	(1,498)	(1,571)
Comprehensive income/ (loss) attributable to Vimicro International Corporation	2,947	(517)	(4,615)

Components of share-based compensation expenses are included in the following expense captions:
R&D	(220)	(462)	(165)
S&M	(40)	(50)	(15)
G&A	(167)	(560)	(450)
Total	(427)	(1,072)	(630)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data,unaudited)

	Three months ended			Three months ended			Three months ended
	September 30,			June 30,			September 30,
	2012			2012			2011
	GAAP		Non- GAAP	GAAP		Non- GAAP	GAAP		Non- GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
Income/(loss) from continuing operations	1,482	427	1,909	(933)	1,072	139	(5,311)	630	(4,681)

Income/(loss) attributed to Vimicro International Corporation	2,943	427	3,370	(343)	1,072	729	(5,266)	630	(4,636)

Income/(loss) from continuing operations per ADS(**)	0.08	0.01	0.09	0.01	0.04	0.05	(0.06)	0.01	(0.05)

(*) The adjustment is to exclude non-cash share-based compensation for employees and non-employees.

(**) Loss per ADS refers to continuing operations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: November 13, 2012